Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282
J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
October 16, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SolarWinds Corporation
Registration Statement on Form S-1
Registration File No. 333-227479
Acceleration Request

Requested Date:	October 18, 2018

Requested Time:	4:00 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of SolarWinds Corporation (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 PM, Eastern Time, on October 18, 2018, or at such later time as the Company or its outside counsel, DLA Piper LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated October 5, 2018:

(i)	Dates of distribution: October 8, 2018 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 19

(iii)	Number of prospectuses furnished to investors: approximately 3470

Securities and Exchange Commission 2	October 16, 2018

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 30
The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC

Acting severally on behalf of themselves and the several Underwriters

Goldman Sachs & Co. LLC

By:	/s/ Goldman Sachs & Co. LLC
Name: Ross Tennenbaum
Title: Managing Director

J.P. Morgan Securities LLC

By:	/s/ Lucy Wang
Name: Lucy Wang
Title: Executive Director

Morgan Stanley & Co. LLC

By:	/s/ Andrew Daly
Name: Andrew Daly
Title: Vice President

[Signature Page to Acceleration Request]